ANNUAL GENERAL MEETING OF HOLDERS
OF COMMON SHARES OF PACIFIC RIM MINING CORP.
HELD ON SEPTEMBER 12, 2013

REPORT OF VOTING RESULTS

Pacific Rim Mining Corp. (the “Company”) hereby reports, according to section 11.3 of National Instrument 51-102, the voting results of its Annual General Meeting (the “Meeting”) held on September 12, 2013, as set forth below. Details of the matters considered at such meeting are contained in the Company’s Information Circular dated as at July 22, 2013 and filed on SEDAR.

Common Shares represented at the Meeting:	121,353,684
Total issued and outstanding Common Shares as at the Record Date:	210,951,708
Percentage of issued and outstanding shares represented at the Meeting:	57.53%

1.	Election of Directors

The number of directors to be elected to the Company’s board for the ensuing year having been previously fixed by the board of directors, in accordance with the Company’s bylaws, at five (5), the following nominees were elected as directors to hold office for the ensuing year or until their successors are elected or appointed:

Catherine McLeod-Seltzer	For: 44,327,802	Withheld: 308,079	% For: 99.31%
Thomas Shrake	For: 44,352,826	Withheld: 283,055	% For: 99.37%
William Myckatyn	For: 43,831,077	Withheld: 804,804	% For: 98.20%
David K. Fagin	For: 43,765,553	Withheld: 870,328	% For: 98.05%
Tim Baker	For: 43,829,184	Withheld: 806,697	% For: 98.19%

2.	Appointment and Remuneration of Auditors

PricewaterhouseCoopers LLP was appointed auditors for the Company for the ensuing year and the directors of the Company were authorized to determine their remuneration.

3.	Ratification of Advance Notice Policy

The shareholders voted on a motion to ratify, confirm, authorize and approve the Company’s Advance Notice Policy, details of which were described in the Company’s Information Circular dated July 22, 2013.

For the motion:	44,310,156 (99.27%)
Against the motion:	325,724 (0.73%)

DATED September 13, 2013

PACIFIC RIM MINING CORP.

Per:	/s/ Barbara Henderson

Barbara Henderson
VP Investor Relations and Corporate Secretary

#1050 - 625 Howe Street, Vancouver, BC, Canada V6C 2T6
Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com